CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price [1]	Amount of Registration Fee
Senior Floating Rate Notes Due 2018	$4,000,000	$157.20

(1)      The maximum aggregate offering price relates to an additional $4,000,000 of securities offered and sold pursuant to this Amendment No. 1 to Pricing Supplement No. 517 to Registration Statement No. 333-131266.

February 2008 Amendment No. 1 dated February 20, 2008 to Pricing Supplement No. 517 Registration Statement No. 333-131266 Dated February 12, 2008 Filed pursuant to Rule 424(b)(2)
INTEREST RATE STRUCTURED PRODUCTS
Senior Floating Rate Notes due March 5, 2018
U.S. Inflation Index Linked Notes

The amount of interest payable on the notes is linked to year-over-year changes in the Consumer Price Index. The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor and published on Bloomberg CPURNSA or any successor service.

We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.
FINAL TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$14,000,000
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	February 12, 2008
Original issue date:	March 5, 2008 (15 business days after the pricing date)
Maturity date:	March 5, 2018
Interest Accrual Date:	March 5, 2008
Principal protection:	100%
Interest:	See “Interest Rate” on page 2 and “Initial Interest Rate” below.
Initial interest rate:	6.125% from and including the original issue date to but excluding the initial interest reset date
Initial interest reset date:	March 5, 2009
Spread:	2.20%.
Minimum interest rate:	0.00%
Interest payment period:	Monthly
Interest payment dates:
The 5th day of each month, beginning April 2008; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day

Interest reset dates:	The 5th day of each month, beginning March 2009, whether or not such day is a business day
Interest determination dates:	Each interest reset date
Day-count convention:	Actual/Actual
Reporting Service:	Bloomberg CPURNSA
Redemption percentage at maturity:	100%
Redemption:	N/A
Redemption dates:	N/A
Specified currency:	U.S. dollars
Trustee:	The Bank of New York
Calculation agent:	Morgan Stanley Capital Services Inc.
CUSIP:	61745EUW9
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to public	Agent’s commissions(1)	Proceeds to company
Per Note:	100%	1.75%	98.25%
Total:	$14,000,000	$245,000	$13,755,000
(1) For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 4.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Amendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

Senior Floating Rate Notes due March 5, 2018
U.S. Inflation Index Linked Notes

Investment Overview

Consumer Price Index

The amount of interest payable on the notes on each interest payment date will be linked to year-over-year changes in the Consumer Price Index.  The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (“CPI”), reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”) and published on Bloomberg CPURNSA or any successor service.  The CPI for a particular month is published during the following month.

The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors’ and dentists’ services and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these notes is the 1982-1984 average.

Interest Rate

The interest rate for the notes being offered by this pricing supplement for each interest payment period during the term of the notes following the initial interest payment period will be the rate determined as of the applicable interest determination date pursuant to the following formula:

Interest Rate	=	CPIt - CPIt-12	+	Spread
CPIt-12

where:

CPIt = CPI for the applicable reference month, as published on Bloomberg CPURNSA;

CPIt-12 = CPI for the twelfth month prior to the applicable reference month, as published on Bloomberg CPURNSA; and

Spread = 2.20%

The interest rate for the notes during the initial interest payment period from and including the original issue date to but excluding the initial interest reset date will be 6.125% per annum.  In no case will the interest rate for the notes for any monthly interest payment period be less than the minimum interest rate of 0.00% per annum.  The amount of interest payable on the notes on each interest payment date will be calculated on an actual/actual day count basis.

CPIt for any interest reset date is the CPI for the third calendar month, which we refer to as the “reference month,” prior to the month of such interest reset date as published and reported in the second calendar month prior to such interest reset date.

For example, for the interest payment period from and including March 5, 2009 to but excluding April 5, 2009, CPIt will be the CPI for December 2008 (the reference month), and CPIt-12 will be the CPI for December 2007 (which is the CPI for the twelfth month prior to the reference month).  The CPI for December 2008 is expected to be reported by the BLS and published on Bloomberg CPURNSA in January 2009, and the CPI for December 2007 was reported and published in January 2008.

For more information regarding the calculation of interest rates on the notes, including historical CPI levels and hypothetical interest rates, see “Historical Information and Hypothetical Interest Rate Calculations” in this pricing supplement.

February 2008	Page 2

Senior Floating Rate Notes due March 5, 2018
U.S. Inflation Index Linked Notes

If by 3:00 PM on any interest determination date the CPI is not published on Bloomberg CPURNSA for any relevant month, but has otherwise been published by the BLS, Morgan Stanley Capital Services Inc., in its capacity as the calculation agent, will determine the CPI as reported by the BLS for such month using such other source as on its face, after consultation with us, appears to accurately set forth the CPI as reported by the BLS.

In calculating CPIt and CPIt-12 , the calculation agent will use the most recently available value of the CPI determined as described above on the applicable interest determination date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPIt and CPIt-12 used by the calculation agent on any interest reset date to determine the interest rate on the notes (an “initial CPI”) is subsequently revised by the BLS, the calculation agent will continue to use the initial CPI, and the interest rate determined on such interest determination date will not be revised.

If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the notes are outstanding, the CPI is discontinued or substantially altered, as determined by the calculation agent in its sole discretion, the calculation agent will determine the interest rate on the notes by reference to the applicable substitute index that is chosen by the Secretary of the Treasury for the Department of The Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, the substitute index will be determined by the calculation agent in accordance with general market practice at the time; provided that the procedure for determining the resulting interest rate is administratively acceptable to the calculation agent.

All values used in the interest rate formula for the notes and all percentages resulting from any calculation of interest will be rounded to the nearest one hundred-thousandth of a percentage point, with .000005% rounded up to .00001%. All dollar amounts used in or resulting from such calculation on the notes will be rounded to the nearest third decimal place, with .0005 rounded up to .001.

February 2008	Page 3

Senior Floating Rate Notes due March 5, 2018
U.S. Inflation Index Linked Notes

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the notes.  For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus.

▪
In periods of little or no inflation, the interest rate will be equal to the spread and may be as little as zero. Interest payable on the notes is linked to year over year changes in the level of the CPI determined each month.  If the CPI for the same month in successive years does not increase, which is likely to occur when there is little or no inflation, investors in the notes will receive an interest payment for the applicable interest payment period equal to the spread of 2.20% per annum. If the CPI for the same month in successive years decreases, which is likely to occur when there is deflation, investors in the notes will receive an interest payment for the applicable interest payment period that is less than the spread per annum.  If the CPI for the same month in successive years declines by the spread or more, investors in the notes will receive only the minimum interest rate, which is 0.00%.

▪
The interest rate on the notes may be below the rate otherwise payable on debt securities issued by us with similar maturities.  If there are only minimal increases, no changes or decreases in the monthly CPI measured year over year, the interest rate on the notes will be below what we would currently expect to pay as of the date of this pricing supplement if we issued a debt instrument with terms otherwise similar to those of the notes.

▪
Your interest rate is based upon the CPI. The CPI itself and the way the BLS calculates the CPI may change in the future. There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the notes. Accordingly, the amount of interest, if any, payable on the notes, and therefore the value of the notes, may be significantly reduced. If the CPI is substantially altered, a substitute index may be employed to calculate the interest payable on the notes, as described above, and that substitution may adversely affect the value of the notes.

▪
The historical levels of the CPI are not an indication of the future levels of the CPI.  The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the notes. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.  Holders of the notes will receive interest payments that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

▪
Issuer’s credit ratings may affect the market value of the notes. Investors are subject to the credit risk of the issuer.  Any decline in the issuer’s credit ratings may affect the market value of the notes.

▪
Secondary trading may be limited. The notes will not be listed on any securities exchange and there may be little or no secondary market.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily or at a price that you desire.  Morgan Stanley currently intends to act as a market maker for the notes but is not required to do so.

February 2008	Page 4

Senior Floating Rate Notes due March 5, 2018
U.S. Inflation Index Linked Notes

Supplemental Information Concerning Plan of Distribution

We expect to deliver the notes against payment therefor in New York, New York on March 5, 2008, which will be the fifteenth scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Tax Considerations

The notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation ― Tax Consequences to U.S. Holders ― Notes ― Floating Rate Notes.”

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called  “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”  Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with a trade or business in the United States.  Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of an investment in the notes.

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

February 2008	Page 5

Senior Floating Rate Notes due March 5, 2018
U.S. Inflation Index Linked Notes

Historical Information and Hypothetical Interest Rate Calculations

Provided below are historical levels of the CPI as reported by the BLS for the period from October 1999 to December 2007.  Also provided below are the hypothetical interest rates for the period from January 2001 to March 2008 that would have resulted from the historical levels of the CPI presented below and a spread of 2.20%.  We obtained the historical information included below from Bloomberg Financial Markets, and we believe such information to be accurate.

The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month.  The hypothetical interest rates that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes. However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the volatility of the CPI indicated in the table.  As a result, the hypothetical interest rates depicted in the table below should not be taken as an indication of the actual interest rates that will be paid on the interest payment dates over the term of the notes.

Historical Levels of CPI

Month	1999	2000	2001	2002	2003	2004	2005	2006	2007
January		168.8	175.1	177.1	181.7	185.2	190.7	198.3	202.4
February		169.8	175.8	177.8	183.1	186.2	191.8	198.7	203.5
March		171.2	176.2	178.8	184.2	187.4	193.3	199.8	205.4
April		171.3	176.9	179.8	183.8	188.0	194.6	201.5	206.7
May		171.5	177.7	179.8	183.5	189.1	194.4	202.5	207.9
June		172.4	178.0	179.9	183.7	189.7	194.5	202.9	208.4
July		172.8	177.5	180.1	183.9	189.4	195.4	203.5	208.3
August		172.8	177.5	180.7	184.6	189.5	196.4	203.9	207.9
September		173.7	178.3	181.0	185.2	189.9	198.8	202.9	208.5
October	168.2	174.0	177.7	181.3	185.0	190.9	199.2	201.8	208.9
November	168.3	174.1	177.4	181.3	184.5	191.0	197.6	201.5	210.2
December	168.3	174.0	176.7	180.9	184.3	190.3	196.8	201.8	210.0

Hypothetical Interest Rates Based on Historical CPI Levels

Month	2001	2002	2003	2004	2005	2006	2007	2008
January	5.648%	4.326%	4.226%	4.241%	5.389%	6.548%	3.505%	5.718%
February	5.646%	4.095%	4.398%	3.965%	5.723%	5.656%	4.174%	6.518%
March	5.587%	3.752%	4.577%	4.079%	5.456%	5.616%	4.741%	6.263%
April	5.932%	3.342%	4.797%	4.126%	5.170%	6.185%	4.276%
May	5.734%	3.338%	5.181%	3.893%	5.208%	5.798%	4.615%
June	5.121%	3.676%	5.220%	3.937%	5.348%	5.563%	4.979%
July	5.469%	3.839%	4.425%	4.485%	5.711%	5.746%	4.774%
August	5.815%	3.382%	4.258%	5.252%	5.003%	6.367%	4.891%
September	5.448%	3.267%	4.312%	5.466%	4.730%	6.519%	4.887%
October	4.920%	3.665%	4.310%	5.191%	5.368%	6.345%	4.558%
November	4.920%	4.003%	4.358%	4.854%	5.841%	6.019%	4.170%
December	4.848%	3.714%	4.520%	4.738%	6.887%	4.262%	4.960%

The hypothetical interest rate payable on the notes for the February 2005 interest payment period would have been 5.648% per annum. This hypothetical interest rate is calculated by inserting the following CPI levels into the interest rate formula described above under “Interest Rate”:

CPIt = 191.0, which is equal to the CPI level for November 2004, which as the third calendar month prior to the interest reset date of February 2005, would be the reference month; and

CPIt-12 = 184.5, which is equal to the CPI level for November 2003, the twelfth calendar month prior to the reference month for the interest reset date of February 2005

Interest Rate = [(191.0 – 184.5) / 184.5] + 2.20% = 5.723%

February 2008	Page 6

Senior Floating Rate Notes due March 5, 2018
U.S. Inflation Index Linked Notes

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Amendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

Terms used in this pricing supplement are defined in the prospectus supplement or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

February 2008	Page 7